VIA EDGAR

June 23, 2014

Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. St. N.E.
Mail Stop 3030
Washington, D.C. 20549

Re: Greatbatch, Inc.
Form 10-K for the Fiscal Year Ended January 3, 2014 (the “Filing”)
Filed March 4, 2014
File No. 001-16137

Dear Mr. Cascio:

As requested in your letter dated June 11, 2014, Greatbatch, Inc. (the “Company”) submits this response. For purposes of preparing this response, we have repeated your comments in bold. Our responses follow each comment.

Form 10-K for the year ended January 3, 2014
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Critical Accounting Estimates. Valuation of Goodwill and Other Identifiable Intangible Assets, page 33

1.
We note that QiG continues to operate in a loss position and generates minimal revenues. We reference the disclosure that goodwill allocated to QiG is not at risk of failing step one of future impairment tests. Please revise future filings to disclose the specific valuation approach and underlying assumptions you used in determining the fair value of the QiG reporting unit to assess goodwill impairment. Please also clarify how you concluded that the fair value of the QiG reporting unit is substantially in excess of carrying value as of the date of your last impairment test.

Greatbatch Response:
The Company acknowledges the Staff’s comment and will revise future Form 10-K filings, beginning with fiscal year 2014, to disclose the specific valuation approach and the underlying assumptions used by the Company, as discussed below, in determining the fair value of the QiG reporting unit.

The QiG reporting unit focuses on developing medical device systems and is currently generating limited revenue from the sale of neural interface technology, components and systems to the neuroscience and clinical markets. The reporting unit is in the process of developing various medical devices that are expected to generate future sales upon obtaining United States Food and Drug Administration (“FDA”) and Europe CE Mark approval. As noted on page 8 of the Company’s 2013 Form 10-K, during the fourth quarter of 2013 and first quarter of 2014, respectively, the Company has submitted one medical device for

Brian Cascio
United States Securities and Exchange Commission
June 23, 2014

FDA and CE Mark approval. The Company subsequently received CE Mark approval for this medical device on June 17, 2014.

During 2013, the Company engaged a third party valuation firm to assist with calculating the fair value of QiG. The 2013 QiG fair value calculation primarily utilized discounted cash flow models (“DCF”) that included various assumptions including internal revenue and expense projections, discount rates and probability of success factors based upon the stage of completion of the medical device projects within QiG.

The resulting DCF for QiG calculated a fair value that was more than 3 times the carrying value of QiG as of the date of our 2013 impairment test. As a result, management was able to conclude that the fair value of the QiG reporting unit was “substantially in excess of its carrying value.” It should be noted that the reasonableness of the fair value calculation of QiG was corroborated by market data provided by potential commercial partners of QiG, as well as recent analyst reports, which provided specific valuations for a QiG project.

We will revise future Form 10-K filings, beginning with fiscal year 2014, to include the following disclosure within the Critical Accounting Estimates – Valuation of Goodwill and Other Identifiable Intangible Assets section. If it had been presented, the 2013 disclosure would have been as follows:

For the 2013 impairment test, the fair value for our QiG reporting unit was determined primarily through the use of the income approach. The projected cash flows used to determine the fair value of the QiG reporting unit were based upon internal revenue and expense projections, discount rates and probability of success factors based upon the stage of completion of the medical device projects within QiG. Revenue projections are expected to increase for QiG as market share is garnered by each medical device. As QiG products are currently in the clinical and development stage, projected market share penetration rates were assumed to grow from low single digits in the early years up to maximum market share penetration rates that ranged between 6% and 15%. The discounted cash flow analysis for QiG included a discount rate of 20% and probability of success factors ranging between 75% to 90%. The fair value calculation for QiG was corroborated with market data such as recent acquisitions for comparable companies, analyst reports and discussions with potential commercial partners of QiG.

Item 8. Financial Statements
Note 1 — Revenue Recognition. page 61

2.
We reference the disclosure on page 10 that you have provided customers with price concessions in exchange for entering into long-term agreements and certain volume commitments and that approximately 70 percent of your revenue is generated from long-term agreements. Please include relevant disclosure in future filings about the nature of the price concessions and how they impact your revenue recognition policy.

Greatbatch Response:
In accordance with Accounting Standards Codification (“ASC”) 605-10-25 - Revenue Recognition, we recognize revenue when it is realized or realizable and earned. This occurs when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, the buyer is obligated to pay us (i.e. payment is not contingent on a future event), the risk of loss is transferred, there is no obligation of future performance, collectability is reasonably assured and the amount of future returns can reasonably be estimated. In general, for customers with long-term contracts, we have negotiated fixed pricing arrangements. During new contract negotiations, price level decreases (concessions) for future sales may be offered to customers in exchange for additional volume and/or longer-term commitments. Once the new contracts are signed, these prices are fixed and determinable for all future sales. As a result, at the time of shipment, revenue is recognized based upon the customer’s pre-agreed fixed pricing

Brian Cascio
United States Securities and Exchange Commission
June 23, 2014

arrangements including any prices concessions that were granted from the previous contract. Please note that the impact of price concessions on our consolidated results is discussed in the Gross Profit Section of the Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company acknowledges the Staff’s comment and will revise future Form 10-K filings, beginning with fiscal year 2014 to include the following disclosure within our Revenue Recognition Policy Note:

Revenue Recognition – The Company recognizes revenue when it is realized or realizable and earned. This occurs when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable (including any price concessions granted for long-term agreements), the buyer is obligated to pay us (i.e., not contingent on a future event), the risk of loss is transferred, there is no obligation of future performance, collectability is reasonably assured and the amount of future returns can reasonably be estimated. In general, for customers with long-term contracts, we have negotiated fixed pricing arrangements. During new contract negotiations, price level decreases (concessions) for future sales may be offered to customers in exchange for volume and/or longer-term commitments. Once the new contracts are signed, these prices are fixed and determinable for all future sales.

3.
We see that beginning in the fourth quarter of 2013 you changed your reportable segments to separately state QiG. We also reference the description of current and future revenue sources for QiG on page 8. In future filings, to the extent material, please include a discussion of the revenue recognition accounting policies related to the QiG segment revenue.

Greatbatch Response:
Currently, Greatbatch Medical’s and QiG’s revenue recognition policy are the same. The Company acknowledges the Staff’s comment and, beginning with the fiscal year 2014 Form 10-K, will include a sentence within the Revenue Recognition Policy note stating that the revenue recognition policy for Greatbatch Medical and QiG are the same. We will also adjust our Revenue Recognition Policy disclosures in the future if the revenue recognition policies between Greatbatch Medical and QiG become different, to the extent material.
Note 5. Assets Held for Sale. page 68

4.
We reference the discussion of the sale of the Swiss orthopaedic product lines in 2013. The disclosure in Note 5 states that you recorded a loss of $3.6 million in 2012 based on the contractual sales price and that you allocated $2.8 million of goodwill to the disposal group during 2013 when the sale closed. Please explain to us how you determined the loss recorded during 2012 and how you considered the allocated goodwill and severance liabilities assumed by the acquirer in determining the loss recorded during the years presented.

Greatbatch Response:
During the fourth quarter of 2012, the Company classified certain Swiss Orthopaedic assets (disposal group), which were subsequently sold in January 2013, as held for sale as they met the criteria of ASC 360-10-45-9 – Property, Plant and Equipment. In accordance with ASC 360-10-35-43, the Company measured the value of the disposal group at the lower of the carrying value or fair value less costs to sell. As described in ASC 350-20-40-2 & 3 – Intangibles – Goodwill and Other, when a portion of a reporting unit that constitutes a business (as defined in section 805-10-55 – Business Combinations) is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain and loss on disposal. Additionally, the amount of goodwill to be included in the carrying amount of the disposal group shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. Accordingly, as the disposal group sold was determined by the Company to meet the definition of a business under the accounting standards referenced above, the loss on the sale of the disposal group was calculated as the excess of

Brian Cascio
United States Securities and Exchange Commission
June 23, 2014

the carrying value of the assets held within the disposal group (including allocated goodwill), over the consideration to be received (i.e. fair value). Goodwill was allocated to the disposal group based on the fair value of the assets sold as a percentage of the total fair value of the reporting unit retained. The consideration received included cash payments plus the contractual value of the severance liabilities assumed by the third party for the associates transferred to them.

The loss on the assets held for sale was calculated as follows for 2012. Note, no further loss or gain was recognized in 2013 related to this transaction:

Contractual cash payments to be received from sale	$4.8M
Contractual severance liability assumed for transferred associates	2.4M
Total consideration to be received	7.2M
Less: Carrying value of asset disposal group including goodwill	10.8M
Loss on held for sale assets	$3.6M

5.
As a related matter, please tell us where the $3.6 million loss from 2012 and any gains or losses from 2013 are recorded within the table of other operating expenses, net on page 81. In future filings please include a more robust discussion of gains recorded net within optimization costs.

Greatbatch Response:
The $3.6 million loss recognized during 2012 was included as part of the Orthopaedic Facility Optimization initiative within the Other Operating Expenses, Net table on page 81 of the Form 10-K. No other gain or loss was recognized for this transaction in 2012 or 2013. Please note that in the first quarter of 2014, the Company recognized a gain related to a contingent earn out in connection with this transaction, which was disclosed in note 5, assets held for sale of the 2013 10K. The Company acknowledges the Staff’s comment and starting with our Form 10-Q for the second fiscal quarter of 2014, will include a more robust discussion of gains recorded net within optimization costs, to the extent material and to the extent occurring during the reporting periods, in the Other Operating Expenses, Net note. This may, if applicable, include references to other notes where the gains are discussed in further detail.
Note 7. Intangible Assets, page 70

6.
We see that you reassigned goodwill to two operating segments in connection with your operating structure realignment in 2013 and that you concluded that you have two reporting units, Greatbatch Medical and QiG, which are the same as your operating segments. Please tell us how you concluded that you do not have additional reporting units under FASB ASC 280-10-50-10. Please also clarify if you have aggregated reporting units under FASB ASC 280-10-50-11.

Greatbatch Response:
The objective of the 2013 realignment was to unify and optimize the Company’s operating structure. The realignment combined various functions within the organization such as operations, sales and marketing, research & development, finance and HR, which now serve the entire Company. Each functional area (i.e. Global Sales & Marketing, Global Operations) is managed by one executive that reports to our President and Chief Executive Officer (“CEO”). A current organization chart of those executives directly reporting to the CEO is included below for your reference. Additionally, please see our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2013 for further description of our 2013 operating structure realignment.

Brian Cascio
United States Securities and Exchange Commission
June 23, 2014

President & CEO

SVP & Chief Technology Officer	EVP, Global Operations	EVP Global Sales & Marketing	EVP & Chief Financial Officer	SVP Human Resources	SVP & General Counsel

As defined in ASC 280-10-50-1 – Segment Reporting, an operating segment is a component of a public company that has all the following characteristics: a) It engages in business activities from which it may earn revenues and incur expenses; b) Operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; c) Discrete financial information is available. We evaluated the above criteria in connection with our realignment of the Company’s operating structure and concluded that only two operating and reportable segments exist - Greatbatch Medical and QiG. This was determined based upon the following:

•
In accordance with ASC 280-10-50-5, the function of the CODM is to allocate resources to and assess the performance of the segments of a public entity. Based upon this definition, the Company determined that its CEO is the CODM as he has the final decision making authority over how resources are allocated. It should be noted that, other than the CEO, there is no group or individual executive (i.e. executive team) within the Company that is responsible for making decisions over resource allocation for the Company as a whole. Each executive reporting to the CEO only has decision making authority related to their specific function within the Company (i.e. Global Sales & Marketing, Global Operations).

•
Commencing in the fourth quarter of 2013, the CODM of Greatbatch began regularly reviewing discrete financial information for Greatbatch Medical, QiG and Corporate Support (i.e. Finance, HR, Legal). For this analysis, the Corporate Support function was determined not to be an operating segment as it does not earn revenue (i.e. it only incurs expenses). This is consistent with ASC 280-10-50-4. Greatbatch Medical and QiG were both determined to be operating segments as they meet all three criteria of ASC 280-10-50-1. It should be noted that per ASC 280-10-50-3 an operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues. This guidance was considered in determining that QiG is an operating segment.

•
It should be noted that there are multiple product lines within the Greatbatch Medical segment, which the Company has considered in determining its operating segments. Since discrete financial information is not regularly reviewed by the CODM for these product lines (i.e. only revenue information is reviewed) these were not considered operating segments. Note that, as discussed further below, our CEO is also considered the segment manager for both Greatbatch Medical and QiG.

•
Based upon our analysis, we determined that Greatbatch Medical and QiG do not meet the criteria of ASC 280-10-50-11 for aggregation. Thus, Greatbatch Medical and QiG were determined to be our reportable segments as defined in ASC 280-10-50-10.

In accordance with ASC 350-20-35-1, goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment (also known as a component). Per ASC 350-20-35-34, a component of an operating segment is a reporting unit if the component constitutes a business or nonprofit activity for which discrete financial information is available and segment management, as the term defined in ASC 280-10-50-7, regularly reviews the operating results of that component. ASC 280-10-50-7 defines a segment manager

Brian Cascio
United States Securities and Exchange Commission
June 23, 2014

as an individual who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.
As a result of the 2013 operating structure realignment, the only person who is responsible for the Company’s operating segments (GB Medical and QiG) in their entirety is the CEO who is also the CODM. Each executive who maintains regular contact with the CEO only has decision making authority and is only directly responsible for their specific function within the Company (i.e. Global Sales & Marketing, Global Operations). There is not one executive or team that has sole responsibility for allocating all resources for either Greatbatch Medical or QiG other than the CEO who manages each of these operating segments as a whole. We note that this determination is consistent with ASC 280-10-50-8, which specifically states that the CODM may also be the segment manager for certain operating segments. It is also important to note that the compensation for each executive reporting directly to the CEO is based upon the consolidated financial results of the Company.
As discussed above, the CODM of Greatbatch, who is also the segment manager for Greatbatch Medical and QiG, regularly reviews discrete financial information for Greatbatch Medical, QiG and Corporate Support (i.e. Finance, HR, Legal) only. Consistent with our operating segment analysis, the Corporate Support function is not deemed to be a business for purposes of determining the Company’s components. Accordingly, the Company has determined that there are no components for its Greatbatch Medical and QiG operating segments and that its operating segments are also the reporting units which should be tested for impairment of goodwill.
Note 19. Business Segment. Geographic and Concentration Risk Information, page 92

7.
We see that the medical device systems developed by QiG are manufactured by Greatbatch Medical. Please clarify in future filings where the sales of those systems are classified for segment reporting purposes.

Greatbatch Response:
Currently, no revenue generated by QiG is manufactured by Greatbatch Medical. If the medical device systems developed by QiG receive regulatory approval, they will be manufactured by Greatbatch Medical. The Company acknowledges the Staff’s comment and upon first commercial sales, the Company will clarify in future filings where the sales of medical device systems developed by QiG and manufactured by Greatbatch Medical are classified for segment reporting purposes.

Brian Cascio
United States Securities and Exchange Commission
June 23, 2014

In connection with our submission of the foregoing responses to the Staff’s comments, the Company acknowledged that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

3.	It may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Greatbatch, Inc.

By: _/s/ Michael Dinkins______________________
Michael Dinkins
Executive Vice President and Chief Financial Officer